Exhibit 12
CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2007	2008
Income from continuing operations	$130	$123
Income taxes for continuing operations	72	74
Capitalized interest	(9)	(3)

	193	194

Fixed charges, as defined:

Interest	154	149
Capitalized interest	9	3
Interest component of rentals charged to operating expense	4	4

Total fixed charges	167	156

Earnings, as defined	$360	$350

Ratio of earnings to fixed charges	2.16	2.25